SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

(Amendment No. 5)

American Apparel, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

Dov Charney

American Apparel, Inc.

747 Warehouse Street

Los Angeles, California 90021

(213) 488-0226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

David J. Johnson, Jr., Esq.

John Laco, Esq.

O’Melveny & Myers LLP

400 South Hope Street

Los Angeles, California 90071

(213) 430-6000

March 24, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 023850 100

1.	Names of Reporting Persons. Dov Charney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 44,923,088

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 44,923,088

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,923,088

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (see Item 5)

13.	Percent of Class Represented by Amount in Row 11 56.8%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Schedule 13D, dated December 12, 2007 and filed by Dov Charney (the “reporting person”) with the Securities and Exchange Commission (the “SEC”) on December 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, dated March 13, 2009 and filed by the reporting person with the SEC on March 23, 2009 (“Amendment No. 1”), Amendment No. 2 thereto, dated April 14, 2009 and filed by the reporting person with the SEC on April 16, 2009 (“Amendment No. 2”), Amendment No. 3 thereto, dated December 7, 2010 and filed by the reporting person with the SEC on December 7, 2010 (“Amendment No. 3”) and Amendment No. 4 thereto, dated February 18, 2011 and filed by the reporting person with the SEC on March 1, 2011 (“Amendment No. 4,” and the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 are collectively referred to herein as the “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 4:

The information under Item 6 of the Schedule 13D under the subheading “Purchase Agreement” is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)     The response to Item 5 of the Schedule 13D is hereby amended and supplemented by replacing subsections (a) and (b) in their entirety with the following:

The reporting person directly beneficially owns 44,923,088 shares of Common Stock, representing approximately 56.8% of the outstanding shares of Common Stock based on the Issuer having 79,109,694 shares of Common Stock outstanding as of March 24, 2011.  The reporting person has the sole power to vote or direct the vote of, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by the reporting person.

As a result of the Investment Voting Agreement (as defined in Item 6), the reporting person and Lion Capital (Guernsey) II Limited, a Guernsey limited company (“Lion”), may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that collectively beneficially owns approximately 61,682,897 shares of Common Stock, or 78.0% of the Issuer’s total number of shares of Common Stock outstanding as of March 24, 2011 (after giving effect to the issuance of the full 16,000,000 shares of Common Stock issuable upon exercise of the Lion Warrant (as defined in Item 6), the issuance of 759,809 shares of Common Stock issuable upon exercise of the New Lion Warrant issued to Lion/Hollywood L.L.C. on March 24, 2011 as described and defined in the Issuer’s Current Report on Form 8-K filed with the SEC on March 28, 2011 and the Voting Agreement (as defined in Item 6)), for purposes of Section 13(d) of the Exchange Act.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is a member of a group with Lion for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed.  In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is the beneficial owner of any Common Stock beneficially owned by Lion for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

Purchase Agreement between the Reporting Person and the Issuer

On March 24, 2011, the Issuer and the reporting person entered into, and closed the transactions under a Purchase Agreement dated as of March 24, 2011 (the “Purchase Agreement” and, such closing the “Closing”).  Pursuant to the Purchase Agreement, (i) the reporting person purchased from the Issuer an aggregate of 1,801,802 shares of Common Stock at a price of $1.11 per share for aggregate cash consideration of approximately $2.0 million in cash, and (ii) the three promissory notes issued by two subsidiaries of the Issuer to the reporting person, which as of March 24, 2011 had an aggregate of approximately $4.7 million, including principal and accrued and unpaid interest (to but not including March 24, 2011) outstanding were canceled in exchange for an issuance by the Issuer of an aggregate of 4,223,194 shares of Common Stock (the “Note Shares”) at a price of $1.11 per share, with 2,111,597 shares, representing 50% of such Note Shares being issued at the Closing and the remaining 2,111,597 Note Shares (the “Contingent Shares”) issuable to the reporting person only if prior to the third anniversary of the Closing date (x) the closing sale price of the Common Stock on the NYSE Amex exceeds $3.50 for 30 consecutive trading days or (y) there is a change of control of the Corporation, as defined in the Purchase Agreement.

The foregoing description does not purport to be complete and is qualified in its entirety be reference to the Purchase Agreement which is filed herewith as Exhibit J and is incorporated herein by this reference.

Item 7	Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following item at the end of such Item 7:

Exhibit J         Purchase Agreement, dated as of March 24, 2011, between Dov Charney and American Apparel, Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on March 28, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2011

/s/ Dov Charney
Dov Charney

EXHIBIT INDEX

Exhibit No.	Description

J

Purchase Agreement, dated as of March 24, 2011, between Dov Charney and American Apparel, Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on March 28, 2011)